Sit Investment Associates
Mutual Funds Newsletter
Spring 2015

Sit Mutual Funds Adds Small Cap Dividend Growth Fund

Sit Mutual Funds has combined its dividend growth expertise with its 21 years of small cap growth investing experience to create a new fund that it expects to enhance shareholders' capital while providing income. Sit launched its Small Cap Dividend Growth Fund on March 31, 2015.

The new Fund is expected to be less volatile than its benchmark, the Russell 2000® Index*, but with a higher dividend yield and greater prospects for dividend growth. Assets in the new Fund will be invested in smaller, growth-oriented companies that also pay dividends. These companies will average approximately $3 billion to $4 billion in capitalization size at the time the Fund purchases their stocks. Market capitalization is calculated by multiplying the price of a stock by the number of shares outstanding.

Although small cap stocks are generally associated with greater risk (and greater growth potential) than larger cap stocks, companies that pay dividends tend to be less volatile.

The Fund's Investment Advisor, Sit Investment Associates, Inc., will invest the Fund's assets in companies that it believes exhibit the potential for earnings growth and growing dividend payments. Also considered in the selection of the stocks for the Sit Small Cap Dividend Growth Fund portfolio are company characteristics that include increasing cash flow, a unique product or service, growing product demand, dominant and expanding market share, strong financial condition, and experienced, capable management. The Fund may invest up to twenty percent of its net assets in securities of issuers domiciled outside the U.S.

Sit Mutual Funds is proud to add this third dividend-growth Fund to its family of Mutual Funds. It first entered the dividend growth area when it launched the Sit Dividend Growth Fund in 2003 and, building on that success, added the Sit Global Dividend Growth Fund five years later in 2008. These products not only offer long-term growth potential to investors, but also some downside protection that typically comes from the income generated by the investments.

The Sit Small Cap Dividend Growth Fund can add diversification to an investor's portfolio, which is important in weathering market cycles. Interested investors can obtain a prospectus or additional information by calling an Investor Services Representative at 800-332-5580 or visiting the Sit Mutual Funds website at www.sitfunds.com. The Fund can be purchased now directly from Sit Mutual Funds and will soon be widely available via brokerage accounts with Schwab, Fidelity, TD Ameritrade and others.

**The Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which is made up of the 3,000 largest U.S. companies based on total market capitalization.*

SECTOR SPOTLIGHT: Oil and Natural Gas

Oil prices have been in a down cycle, stemming from slowed global economies, lower demand, and a 53% increase in U.S. oil output. The International Energy Agency estimates that the global oil market will remain oversupplied during the first half of 2015. A more balanced market and recovery is expected for the second half of the year and lead to an increase in prices. Keys to a balanced oil market are a substantial reduction in U.S. oil drilling, flat-to-lower non-OPEC international production, and, perhaps most importantly, increased oil demand resulting from lower oil prices. In response to an improved supply/demand balance, prices are expected to gradually rise through 2015.

Oil prices are expected to equilibrate at about $70 per barrel in 2016. This should incent U.S. oil producers to maintain or modestly increase output, but avoid the growth levels of 2012 to 2014. The most negative influence on the oil industry recovery is inelastic global demand. Other potential headwinds include record-high U.S. inventories, the current high value of the U.S. dollar (which could incent non-U.S. producers to maximize production), and lifting of sanctions on Iranian oil exports should a nuclear deal be struck with the U.S.

Natural gas prices are also in a down cycle, primarily stemming from accelerated U.S. production growth in 2014 and warmer than normal weather this past winter. Year-to-date plus current futures prices for natural gas project a 2015 average price of $2.90 per million BTU, significantly less than the 2010 to 2014 average of $3.86. Natural gas prices have been weak for reasons simiar to lower oil prices – increased U.S. production and the warmer than normal weather last winter. Production growth was +18% during 2011 to 2014, with +11% growth in 2014. The prolific Marcellus shale formation in the U.S. northeast more than accounted for all of the production growth. Low natural gas prices have prompted the U.S. gas rig count to decline 38% since last fall's peak. It is now at its lowest

Continued on back page.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



U.S. economic growth continues to be subpar, with the advance (first) estimate of first quarter 2015 U.S. real GDP growth at a weak +0.2%. Several extraordinary issues impacted the first quarter growth rate. Specifically, bad weather and the port slowdowns on the West Coast. It is unclear how much of this weakness may be attributable to more lasting economic weakness. Consumer spending, business capital spending, and net exports all contributed to the low growth and were only partially offset by buildup of busines inventories.

According to the April nonfarm payrolls report released on May 8th, job growth was +223,000. More importantly, there was a -41,000 downward revision to the March data, while February was revised up by +2,000. The unemployment rate ticked down from 5.5% to 5.4%.

We expect U.S. inflation to remain well contained over the near to intermediate term. In addition to lower energy prices, the strong dollar has helped temper inflation through lower import prices. This trend appears likely to continue as the U.S. economy is further along in its economic cycle than anywhere else in the world, and the interest rate differential between the U.S. and other countries will likely continue to support dollar appreciation.

We are forecasting second quarter U.S. growth at +2.5%.

Recent economic data indicate that the Euro Area is beginning to benefit from lower energy prices and weaker currency, resulting in higher export and domestic demand. Combined, these two factors could provide a +100 basis point incremental boost to 2015 GDP growth. The UK remains one of the faster growing developed countries, but we expect its real GDP growth to slow slightly. There is interest in the UK's upcoming election and its impact on economic growth.

Japan's economy is showing signs of modest recovery and appears to be on track for further moderate gains. Improving wages, softening consumer prices resulting in part from lower energy prices, and the postponement of an additional tax hike are measures that could contribute to increased domestic consumption. We remain cautious about the country's longer-term growth prospects, as Japan continues to face significant structural headwinds in the form of an aging population, elevated debt levels, and ongoing budget deficits.

Progress in China on business-friendly reforms has led to our cautious optimism about its growth prospects in the mid to long term, as has the country's plan to increase its economic growth and trade through Asia, Europe and Africa. The infrastructure development resulting from this program has been a positive development for China's economy.

Fixed Income

In U.S. fixed income markets, Treasury yields declined during the quarter, and the yield curve continued its flattening trend of the last year and a half. The Federal Open Market Committee (FOMC), which met in mid-March, is believed to have driven rates lower when it projected GDP a quarter percent lower for 2015, 2016 and 2017 to around +2.5% annually. The Committee also disclosed slower future fed funds rate increases than previously suggested. We believe the Fed will raise the fed funds rate late this year at the earliest.

Sectors with longer durations produced strong returns in the first quarter of 2015. Corporate bonds, Treasuries and commercial mortgage-backed securities were the top performers. Government agency and agency mortgage-backed securities had lower returns, as prepayment fears from lower rates limited price gains.

U.S. tax-exempt municipal bonds ended the quarter with positive returns. A very modest flattening of tax-exempt yield curves took place during the quarter, with yields declining most in the belly and long end of the yield curve.

Most investment-grade bonds experienced positive returns during the quarter. BBB-rated bonds performed best among all investment-grade credit ratings categories. Credit spreads narrowed modestly, as investors continued to reach down the credit quality spectrum to pick up yield. For the quarter, general obligation bonds underperformed revenue bonds. The Long Bond and 10-Year muni indices performed best during the quarter.

We anticipate the yield curve will continue to flatten as short yields rise in anticipation of the Fed raising its fed funds rate target possibly late this year. We expect long maturity rates to decline in the short term, but as the economy gains steam, we expect the entire yield curve to move higher. We continue to position portfolios along the yield curve to take advantage of its expected flattening and with yields significantly above their benchmarks.

Equities

The U.S. stock market finished in positive territory for the first quarter, but we expect market volatility to increase, as interest rate levels and energy prices have become even more uncertain. We believe investors are beginning to focus more on companies with sustainable underlying fundamentals that can produce earnings growth in a more difficult environment. The benefit of cheaper energy prices to energy consumers will take time to flow through the system and has not yet been incorporated into earnings estimates.

The strong U.S. dollar has impacted multinational corporations in particular. Products sold by U.S. companies overseas have become more expensive and less competitive. In addition, companies with significant international sales and earnings are subject to a negative translation effect as international sales and earnings are converted back into U.S. dollars. Another potential risk relates to emerging market countries with high debt-to-GDP ratios that have taken on substantial external debt. When interest rates begin to rise in the U.S., a reversal of capital flows to these countries has the potential to trigger a crisis that could spread to other emerging market countries. Although not a fundamental risk to the U.S., the negative headlines could easily cause significant market correction. As a result, we have positioned domestic client portfolios with diversified, high-quality growth companies that should fare best in an environment favoring sustainable fundamentals.

We continue to overweight Europe relative to global benchmarks and focus on companies with exposure outside of Europe that benefit from the weak euro, possess secular or niche growth drivers, and/or address domestic markets where there is pent-up demand. We continue to underweight Japanese equities and overweight Greater China. We remain underweight in Australian stocks, as economic growth slows through the transition from a resources-driven to consumer-led economy.

Gain Control of Your Finances by Steve Benjamin, CEBS, CRPC

"I've got all the money I'll ever need, if I die by four o'clock."
— *Henny Youngman*

Many people don't plan for their financial future because they are overwhelmed with investment terminology and details. They have "analysis paralysis" and don't know where to begin. In dismay, they throw up their hands and hope that everything will somehow turn out fine. Hope, it seems, is their investment strategy.

Sadly, this approach may lead to financial stress that manifests itself in the work place. Companies are learning that financially stressed employees call in sick more frequently, have higher health related costs and are less productive. To counteract this, some companies now offer financial wellness classes and counseling sessions to help workers gain control of their finances.

Even if your company doesn't offer financial education, you can gain a lot of control by identifying and setting goals in six different areas.

Short Term

This is the area that receives the majority of peoples' attention. How much did I get paid? How much are my bills this month? Do I have enough money to go see a movie? Frankly, it is difficult to answer these questions if you don't have a budget. Creating a budget and tracking your spending is essential because you need to see where your money goes. Since most individuals don't have a budget, this may explain why more than a third of American workers have less than $1,000 to their name.

Because short-term funds are needed in the very near future, your assets should be in safe, liquid investments such as checking, savings or money market accounts or a low duration bond fund (e.g. Sit Quality Income Fund) that can be accessed quickly.

Medium Term

This is an often overlooked category where money can be tucked away for expenses that are still a few years away. You might be saving money for a new car, a cabin or a special trip overseas which may allow you to take a little more investment risk and possibly earn a higher return. A balanced fund (e.g. Sit Balanced Fund) may be a suitable investment since it is made up of both stocks and bonds.

Long Term

Typically, long-term funds are held in an IRA or a company retirement plan. If there are many years before you'll need your money, you may want to take a little more investment risk to possibly earn a higher return. By building a well-diversified portfolio of stock and bond mutual funds, you may be able to reduce the volatility of your account. And by rebalancing your portfolio periodically, you can stay on track to meet your investment goals.

Debt

Not many people like dealing with their debt, but you should consider taking an inventory and reviewing how much you owe on your credit card, student loans, mortgage, etc. If your credit card interest rate is not competitive, consider switching your balance to a lower-rate credit card. Better yet, make a plan and incorporate it into your budget to pay your card off in full! If the interest rate on your mortgage is high, consider refinancing and applying the savings to your medium- or long-term investment goals.

Insurance

Insurance needs change over time. Whether it's renter's, home, auto, disability, medical or life insurance, take time to review whether you're covered for the proper amounts or still have a need for the insurance. If so, consider contacting an insurance agent to see if more competitive policies exist.

Taxes

Taxes impact many parts of your financial world. Pay attention to ways you can minimize paying taxes and what the tradeoffs might be. For example, if saving for retirement, are you doing so on a pre-tax or Roth (i.e. after-tax) basis? By contributing with pre-tax dollars, your taxable income is reduced so you owe less tax in the given tax year but future withdrawals are taxable. If contributing on a Roth basis, although the amount of your taxable income is not reduced, future withdrawals are tax-free.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
612-334-5888
800-332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

IRA Rollover Rule Change

Beginning this year, there is a new IRS restriction on indirect IRA-to-IRA rollovers. An indirect rollover is an IRA distribution where you receive the IRA proceeds and roll the funds into another (or same) IRA within 60 days. In the past, you could do one indirect rollover per year from each IRA that you owned. Now, however, you are limited to just one indirect rollover every 365 days from all IRAs that you own (Traditional, Roth, SEP and SIMPLE IRAs). Nevertheless, you can make an unlimited number of IRA transfers where your IRA assets are delivered directly to the receiving financial institution. To move your IRA to a Sit IRA, contact us for an IRA Transfer Form or visit the Forms Library on our web site.

Sit U.S. Government Securities Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 28 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**0.78**	**2.37**	**0.84**	**1.97**	**3.73**	**5.75**	**2.92**	**1.89**
Barclays Interm. Gov't Index	1.25	3.15	1.54	2.81	3.96	5.95		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
U.S. Government Securities	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**0.78**
Barclays Interm. Gov't Index	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.25

PORTFOLIO SECTOR ALLOCATION (%)

CMO	48.8
FNMA Pass-Through	20.5
GNMA Pass-Through	13.1
FHLMC Pass-Through	8.3
Asset-Backed	3.1
SBA Pass-Through	1.1
Cash & Other Net Assets	4.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$586.6
Average Maturity:	19.0 Years
Effective Duration:	0.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of March 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**-0.05**	**0.36**	**0.54**	**1.04**	**0.66**
Barclays U.S. 1-3 Gov't/Credit Index	0.59	1.12	0.89		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	YTD 2015
Quality Income	**0.58**	**0.68**	**1.21**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.77	0.59

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	45.1
Corporate Bonds	23.7
Asset-Backed (non-agency)	10.6
Mortgage Pass-Through (Agy.)	7.4
CMO (non-agency)	7.1
Taxable Municipal	5.9
Cash & Other Net Assets	0.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$127.9
Average Maturity:	8.6 Years
Effective Duration:	0.1 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 47 years
- Bryce A. Doty, CFA, 24 years
- Mark H. Book, CFA, 28 years
- Christopher M. Rasmussen, CFA, 14 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.91**	**9.81**	**5.75**	**6.10**	**4.27**	**5.42**
Barclays 5-Year Muni Index	0.76	2.95	2.38	3.44	4.17	5.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Tax-Free Income	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**14.60**	**0.91**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.86
30-Day SEC Yield	3.06

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	4.25
36.8% Tax Rate	4.84
38.8% Tax Rate	5.00
43.4% Tax Rate	5.41

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.2
Multi Family Mortgage	17.5
Other Revenue	12.5
Education/Student Loan	9.5
Insured	7.9
General Obligation	6.4
Investment Companies	6.2
Hospital / Health Care	4.7
Sectors Less Than 4.0%	6.7
Cash and Other Net Assets	6.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$164.8
Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	5.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.20**	**6.62**	**4.20**	**5.40**	**4.70**	**4.98**
Barclays 5-Year Muni Bond Index	0.76	2.95	2.38	3.44	4.17	4.63

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Minnesota Tax-Free Income	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**1.20**
Barclays 5-Year Muni Index	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	0.76

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.44
30-Day SEC Yield	2.57

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	3.87
43.03% Tax Rate	4.51
44.83% Tax Rate	4.66
48.98% Tax Rate	5.04

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.1
Single Family Mortgage	16.2
Hospital / Health Care	14.4
Education/Student Loan	11.1
Other Revenue	7.2
Municipal Lease	5.2
Utility	4.9
Escrow to Maturity/Pre-Refund	2.3
Sectors Less Than 2.3%	9.2
Cash and Other Net Assets	8.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$436.0
Average Maturity:	15.2 Years
Duration to Estimated Avg. Life:	4.6 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 47 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 21 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 24 years
Bryce A. Doty, CFA, 24 years
John M. Bernstein, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**2.13**	**10.60**	**9.96**	**9.45**	**6.76**	**7.05**
S&P 500® Index	0.95	12.73	16.11	14.47	8.01	9.36
Barclays Aggregate Bond Index	1.61	5.72	3.10	4.41	4.93	5.76

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Balanced	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**9.95**	**18.36**	**9.15**	**2.13**
S&P 500® Index	5.50	-37.00	26.47	15.06	2.11	16.00	16.00	32.39	13.69	0.95
Barclays Aggregate Bond Index	6.97	5.24	5.93	6.54	7.84	4.22	4.22	-2.02	5.97	1.61

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.1
Gilead Sciences, Inc.	1.6
Medtronic, PLC	1.6
Google, Inc.	1.5
Visa, Inc.	1.5

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	1.3
U.S. Treasury Note, 2.75%, 11/15/42	1.1
FNMA, 7.50%, 5/25/42	0.9
U.S. Treasury Strips, 4.22%, 2/15/36	0.9
FNMA, 7.50%, 5/25/31	0.8

PORTFOLIO ALLOCATION (%)

Stocks	59.6
Bonds	32.3
Cash and Other Net Assets	8.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.3
Number of Holdings:	213

Sit Large Cap Growth Fund

As of March 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**2.86**	**14.05**	**13.45**	**12.29**	**8.26**	**10.09**
Russell 1000® Growth Index	3.84	16.09	16.34	15.63	9.36	11.20

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Large Cap Growth	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**10.97**	**2.86**
Russell 1000® Growth Index	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	13.05	3.84

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	5.5	Home Depot, Inc.	2.4
Google, Inc.	4.0	CVS Health Corp.	2.3
Gilead Sciences, Inc.	3.6	Microsoft Corp.	2.2
Medtronic, PLC	3.1	PepsiCo, Inc.	2.1
Visa, Inc.	2.6	Adobe Systems, Inc.	2.0
		Total	29.7

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	18.3
Technology Services	17.1
Electronic Technology	11.3
Producer Manufacturing	8.6
Retail Trade	8.0
Consumer Services	7.7
Consumer Non-Durables	5.7
Health Services	3.7
Sectors Less Than 3.7%	18.6
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$155.7
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	128.0
Median Market Cap (Billions):	52.7
Turnover Rate:	19.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Ronald D. Sit, CFA, 30 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**5.45**	**10.77**	**13.83**	**14.09**	**9.35**	**12.12**
Russell Midcap® Growth Index	5.38	15.56	17.41	16.43	10.19	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Mid Cap Growth	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**6.01**	**5.45**
Russell Midcap® Growth Index	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	11.90	5.38

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.3	Ultimate Software Group, Inc.	1.9
Actavis, PLC	2.6	Macy's, Inc.	1.9
TJX Cos., Inc.	2.2	Acadia Healthcare Co., Inc.	1.7
Avago Technologies, Ltd.	2.2	Snap-On, Inc.	1.7
Ecolab, Inc.	2.1	Waste Connections, Inc.	1.6
		Total	21.3

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	11.6
Technology Services	9.8
Electronic Technology	9.0
Finance	8.8
Retail Trade	8.6
Producer Manufacturing	7.8
Consumer Services	6.8
Commercial Services	5.4
Sectors Less Than 5.4%	30.4
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$173.3
Number of Holdings:	95
Wtd. Avg. Market Cap (Billions):	$20.2
Median Market Cap (Billions):	$9.7
Turnover Rate:	17.8 %

Sit Small Cap Growth Fund

As of March 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**6.27**	**7.86**	**12.63**	**14.48**	**9.93**	**11.16**
Russell 2000® Growth Index	6.63	12.06	17.74	16.58	10.02	8.29

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Small Cap Growth	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**1.46**	**6.27**
Russell 2000® Growth Index	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60	6.63

TOP TEN HOLDINGS

Company Name	% of Net Assets
Skyworks Solutions, Inc.	3.0
Ultimate Software Group, Inc.	2.2
Acadia Healthcare Co., Inc.	2.0
Synaptics, Inc.	2.0
Cardiovascular Systems, Inc.	1.9

Company Name	% of Net Assets
Snap-On, Inc.	1.9
Celgene Corp.	1.9
Alexion Pharmaceuticals, Inc.	1.8
Affiliated Managers Group, Inc.	1.8
First Republic Bank/CA	1.7
Total	20.2

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.4
Technology Services	12.2
Producer Manufacturing	9.2
Electronic Technology	8.4
Health Services	7.9
Finance	7.0
Transportation	5.3
Consumer Services	4.4
Sectors Less Than 4.4%	27.3
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$7.2
Median Market Cap (Billions):	$3.5
Turnover Rate:	23.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Robert W. Sit, CFA, 23 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Michael J. Stellmacher, CFA, 24 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**1.39**	**12.21**	**14.49**	**13.83**	**9.75**	**9.75**	**1.42**	**1.44**
S&P 500® Index	0.95	12.73	16.11	14.47	8.01	7.86		
Class S Shares	**1.33**	**11.94**	**14.20**	**13.54**	--	**8.94**	**1.17**	**1.17**
S&P 500 Index	0.95	12.73	16.11	14.47	--	7.60		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**12.12**	**1.39**
Class S Shares	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**11.79**	**1.33**
S&P 500 Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	13.69	0.95

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.2
Honeywell International, Inc.	2.7
Home Depot, Inc.	2.6
Apple, Inc.	2.4
Microsoft Corp.	2.3

Company Name	% of Net Assets
PepsiCo, Inc.	2.3
Verizon Communications, Inc.	2.2
Johnson & Johnson	2.1
JPMorgan Chase & Co.	2.1
CVS Health Corp.	1.8
Total	23.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.7
Finance	15.3
Producer Manufacturing	9.4
Retail Trade	8.3
Electronic Technology	8.0
Consumer Non-Durables	5.8
Technology Services	4.7
Utilities	4.5
Sectors Less Than 4.0%	27.7
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$977.1
S Share Assets (Millions):	$88.4
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$96.7
Median Market Cap (Billions):	$31.4
Turnover Rate:	46.7 %

Sit Global Dividend Growth Fund

As of March 31, 2015

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	**1.44**	**5.25**	**9.88**	**8.94**	**10.13**	**1.49**	**1.37**
Class S Shares	**1.38**	**4.98**	**9.62**	**8.67**	**9.86**	**1.24**	**1.08**
MSCI World Index	2.31	6.03	12.19	10.01	8.42		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	2014	YTD 2015
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**4.03**	**1.44**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**3.76**	**1.38**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	4.94	2.31

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.2
Health Technology	14.5
Consumer Non-Durables	10.7
Producer Manufacturing	10.3
Retail Trade	8.5
Electronic Technology	5.4
Utilities	5.4
Process Industries	5.3
Sectors Less Than 5.0%	22.0
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

United States	53.7
United Kingdom	7.9
Switzerland	7.3
France	4.8
Ireland	4.7
Canada	4.5
Germany	3.3
Japan	2.6
6 Countries Less Than 2.6%	9.5
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.6
Roche Holding AG	3.2
Seven & I Holdings Co., Ltd.	2.6
BCE, Inc.	2.4
Nestle SA	2.3
Apple, Inc.	2.3
Cardinal Health, Inc.	2.0
Diageo, PLC, ADR	1.9
Verizon Communications, Inc.	1.9
Barclays, PLC	1.9
Total	14.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.3
S Share Assets (Millions):	$5.8
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	$136.7
Median Market Cap (Billions):	$66.1
Turnover Rate:	56.2 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 26 years
Raymond E. Sit, 22 years
Michael J. Stellmacher, CFA, 24 years
Tasha M. Murdoff, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of March 31, 2015

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Tasha M. Murdoff, 19 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**6.12**	**-1.60**	**7.15**	**5.34**	**4.19**	**4.10**
MSCI EAFE Growth Index	5.85	1.05	8.96	6.99	5.60	4.31

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
International Growth	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-7.88**	**6.12**
MSCI EAFE Growth Index	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-4.43	5.85

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.2
Finance	14.7
Consumer Non-Durables	13.7
Producer Manufacturing	11.4
Process Industries	7.8
Electronic Technology	6.8
Commercial Services	5.3
Technology Services	4.3
Sectors Less Than 4.3%	17.9
Cash and Other Net Assets	1.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.8
Japan	14.2
Switzerland	10.7
France	10.0
Germany	8.0
Spain	5.2
China/Hong Kong	4.6
Netherlands	4.6
9 Countries Less Than 4.6%	19.0
Cash and Other Assets	1.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.4
Roche Holding AG	2.8
Medtronic, PLC	2.5
Diageo, PLC, ADR	2.5
Seven & I Holdings Co., Ltd.	2.4
Novartis AG	2.4
DS Smith, PLC	2.2
Siemens AG	2.2
ING Groep NV	2.1
British American Tobacco, PLC	2.1
Total	24.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.0
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$94.3
Median Market Cap (Billions):	$37.2
Turnover Rate:	42.6 %

Sit Developing Markets Growth Fund

As of March 31, 2015

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Developing Markets Growth	**1.45**	**-4.79**	**-1.99**	**-0.77**	**6.13**	**4.08**
MSCI Emerging Markets Index	1.91	-2.02	-2.19	-0.72	5.91	3.48

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	YTD 2015
Developing Markets Growth	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-7.79**	**1.45**
MSCI Emerging Markets Index	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	-4.63	1.91

PORTFOLIO SECTOR ALLOCATION (%)

Finance	21.0
Electronic Technology	10.2
Consumer Services	10.1
Consumer Non-Durables	9.1
Technology Services	6.6
Retail Trade	6.4
Communications	6.2
Producer Manufacturing	5.9
Sectors Less Than 5.5%	23.1
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	30.4
South Korea	13.6
Brazil	12.9
South Africa	9.7
India	7.7
Taiwan	5.6
Thailand	3.5
Turkey	2.9
8 Countries Less Than 2.9%	12.3
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.0
Naspers, Ltd.	4.4
Samsung Electronics Co., Ltd.	4.2
Shinhan Financial Group Co., Ltd.	3.7
China Life Insurance Co., Ltd., ADR	3.6
Embraer SA, ADR	3.4
Ambev SA, ADR	3.3
ICICI Bank, Ltd., ADR	3.2
Taiwan Semiconductor Co.	2.6
Hengan International Group Co., Ltd.	2.6
Total	36.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.2
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$48.8
Median Market Cap (Billions):	$18.1
Turnover Rate:	16.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years

Raymond E. Sit, 22 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Oil and Natural Gas

Continued from page one.

level since records began in 1987. This, along with reduced gas supplies associated with production from oil wells, sets the stage for a more balanced market in the last half of 2015. Weather will play a prominent role in setting gas prices in both summer and winter. We project prices will average $3.25 and $3.75 per million BTU in 2015 and 2016, respectively.

Current Sit Mutual Funds equity portfolios are either underweight or have neutral weights in the energy sector relative to benchmarks. Domestic portfolios overweight the refiners because they benefit from strong refining margins and the likelihood of a re-widening of the spread between Brent (international oil benchmark) oil prices and U.S. crudes. Refiners buy the cheaper U.S. crudes and sell refined products at their higher international prices. The refiners also benefit from an ongoing revaluation of their shares, as they capture the valuation premium of their captive master limited partnerships (MLP) relative to their own shares by dropping down logistics and other assets into the MLPs. In larger cap portfolios, the defensive integrated oils have been de-emphasized in favor of high-growth, high-quality exploration and production companies whose shares should benefit as oil and gas prices recover. Oilfield services providers have also been de-emphasized as their customers, the integrated oils and exploration and production companies, severely trim their capital expenditures in the wake of lower oil and gas prices. The oilfield services companies suffer further from acute price and margin erosion,which could persist well after an oil price recovery because of excess capacity of their products and services.

RMD Reminder

If you are 70½ or older, remember to take your Required Minimum Distribution (RMD) from your IRA by December 31st. If not taken, the IRS will assess a 50% penalty tax, in addition to the income tax you would have owed on the distribution! If you'd like to set up your account so we calculate and process your RMD automatically each year, give us a call at 1-800-332-5580.

Put Your IRA on Autopilot

Did you know you can save time, postage and money towards retirement all at the same time? Set up an automatic monthly deduction from your checking or savings account to fund your Sit IRA account. It's easy to set up and changes can be made at any time. Give us a call for more details.